

January 11, 2013

Via E-mail
Mr. Mark E. Reese
Senior Vice President and Chief Financial Officer
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, Iowa   50309

Re: EMC Insurance Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on March 14, 2012
File No. 000-10956

Dear Mr. Reese:

We have reviewed your December 14, 2012 response to our November 21, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

1. Refer to your disclosure on page 81 regarding your deferred policy acquisition costs critical accounting policy. You state that deferred policy acquisition costs were not subject to limitation at December 31, 2011, and management does not anticipate that any limitation will occur in 2012 due to the current level of rate adequacy in both the insurance and reinsurance marketplaces. Please consider including a sensitivity analysis therein illustrating the impact on the premium deficiency calculation of reasonably likely changes in the projected loss and loss settlement expense ratio associated with catastrophes, and provide us proposed disclosure to be included in future periodic reports, as necessary.

Mr. Mark E. Reese
EMC Insurance Group Inc.
January 11, 2013
Page 2

2. In the tables on pages 83 through 85 you separately disclose the catastrophe and storm losses component of your losses and settlement expenses and separately discuss these losses in your following analyses. Please provide us proposed disclosure to be included in future periodic reports that describes the threshold you apply to consider your losses as catastrophe and storm losses. In your proposed disclosure, please clarify why you include storm losses in the description in the tables but only appear to discuss catastrophes in your subsequent analyses. Clarify whether the storm losses included in the catastrophe and storm losses line-items in your tables are only the losses associates with catastrophic events; clarify whether storm losses for events not considered catastrophic are excluded from this line-item.

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Property and Casualty Insurance and Reinsurance Operations, page 115

3. Please provide us proposed disclosure to be included in future periodic reports that clearly explains the accounting policy you follow to evaluate and recognize premium deficiencies similar to the information you provided in your response comment 2. Disclose how losses related to a significant catastrophe, and/or accumulation of catastrophes is included in your premium deficiency calculation. Also, clarify in your proposed disclosure whether the loss and settlement expenses are discounted for the purpose of this calculation.

4. Please provide us proposed policy disclosure to be included in future periodic reports that clarifies that your liabilities for losses that are based upon case-basis estimates of reported losses and estimates of unreported losses are made for losses incurred through the balance sheet date under ASC 944-40-25-1.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant